SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press Release dated July 20, 2004 re. France Telecom’s reaction to the decisions of the European Commission

Press Release

Paris, July 20, 2004

Confident of its rights and determined to take all possible measures to protect the interests of the Group and all its shareholders, France Telecom will lodge an application for annulment against the recent European Commission decisions

Paris, July 20, 2004 – The European Commission has just announced that it considers incompatible with the European Community Treaty the French State’s declarations and measures taken regarding France Telecom in December 2002 and the business tax (taxe professionnelle) regime established by the law of 2 July 1990. With regards business tax, the Commission has called on the French State to obtain the reimbursement of an amount that, after 18 months of procedures and despite multiple assessments, the Commission itself is unable to quantify.

The Commission appears to have made its decision without precision, in a climate of confusion fuelled by many leaks, rumours and public announcements that have been premature to say the least.

In reality, today’s decision lacks any economic or legal basis: France Telecom has not received any State aid. In particular, it should be noted that the incriminated business tax regime established 14 years ago and practised until 2002 has globally led to the massive over-taxation of France Telecom, in excess of 1.7 billion euros. This was several times indicated in written by the French authorities to the Commission.

These decisions therefore contradict economic reality and amount to a serious violation of EU law. They endanger several principles essential to the common market’s legal security, in particular the principle of neutrality between private and public property established by article 295 of the Treaty, the principle of prescription and the principle of legitimate expectation. They go against European case law, as confirmed in a very recent ruling of the Court of First Instance of Luxembourg (Salzgitter ruling of 1 July 2004), which once again repealed a Commission decision on State aid for its misappreciation of the principle of legal security.

Confident of its rights, France Telecom will take all possible measures to protect the interests of the Group and its 1.4 million shareholders. As already indicated, France Telecom will refer the case to the Court of First Instance of Luxembourg to have the European Commission’s decisions repealed.

France Telecom is pleased to note that, for its part, the French State has decided to appeal against the decisions taken today by the Commission.

Press contacts:

+33(0)1 44 44 93 93

Nilou du Castel, Head of the press office

nilou.ducastel@francetelecom.com

Caroline Chaize

caroline.chaize@francetelecom.com

France Telecom	6 Place d’Alleray	Telephone: +33(0)1 44 44 22 22
Group Communications	75505 Paris cedex 15	Fax: +33(0)1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 21, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information